UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2010

Commission File Number: 001-32292

Rubicon Minerals Corporation ———————————————————————————————————
(Translation of registrant’s name into English)
1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis
Name: Robert Lewis Title: Chief Financial Officer

Date: September 17, 2010

EXHIBIT INDEX

Exhibit No	Description
99.1	News Release dated September 16, 2010 – “Rubicon Announces Secondary Offering of its Common Shares”
99.2	News Release dated September 17, 2010 – “Rubicon Announces Terms of C$190 Million Secondary Offering of its Common Shares”

EXHIBIT 99.1

News Release

TSX:RMX | NYSE AMEX:RBY	September 16, 2010

Rubicon Announces Secondary Offering of its Common Shares

Vancouver, Canada, September 16, 2010  - Rubicon Minerals Corporation ("Rubicon" or the "Company”) (TSX: RMX and NYSE Amex: RBY) announced today that it has filed a preliminary short form prospectus in all the provinces of Canada except Quebec in connection with an overnight-marketed secondary offering (the "Offering") by Evanachan Limited and McEwen Trading LP (the "Selling Shareholders"), entities owned or controlled by Robert R. McEwen, of 45,714,357 common shares of Rubicon owned by the Selling Shareholders.

The Offering will be priced in the context of the market with the final terms of the offering to be determined at the time of pricing. It is intended that upon completion of the offering, the Selling Shareholders will own no common shares of the Company. Rubicon will not receive any proceeds from this Offering. Closing of the Offering is expected to occur on or about October 5, 2010 and is subject to certain conditions, including the approval of the Canadian securities regulatory authorities.

Mr. McEwen has expressed his continued confidence with the Company but advised the Company that it has grown to represent a disproportionate share of his portfolio for an investment where he is not actively involved in management, and he noted that this step is designed to focus his interests on the companies he runs, U.S. Gold Corporation and Minera Andes.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation of sale would be unlawful. The securities being offered and sold by the Selling Shareholders have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

For more information

Bill Cavalluzzo, VP-Investor Relations
Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation
Suite 1540-800 West Pender Street
Vancouver BC, Canada
V6C 2V6

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon Minerals Corporation (the "Company") and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include the possibility that the samples do not reflect the metallurgy of the entire property (known as "sampling error"), market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including that the samples are representative of the metallurgy of the entire property, as well as assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

EXHIBIT 99.2

News Release

TSX:RMX | NYSE AMEX:RBY	September 17, 2010

Rubicon Announces Terms of C$190 Million Secondary Offering of its Common Shares

Vancouver, Canada, September 17, 2010 - Rubicon Minerals Corporation ("Rubicon" or the "Company") (TSX: RMX and NYSE Amex: RBY) announced today that it has entered into an underwriting agreement (the "Underwriting Agreement") with the underwriter and Evanachan Limited and McEwen Trading LP (the "Selling Shareholders"), entities owned or controlled by Robert R. McEwen, setting out the terms of the previously announced overnight marketed secondary offering (the "Offering"). Pursuant to the Underwriting Agreement, a total of 45,714,357 common shares of Rubicon (the "Common Shares") owned by the Selling Shareholders will be distributed at a price of C$4.16 per Common Share for aggregate gross proceeds to the Selling Shareholders of approximately C$190,171,725. Upon completion of the Offering, the Selling Shareholders will own no Common Shares of the Company. Rubicon will not receive any proceeds from this Offering.

Closing of the Offering is expected to occur on or about October 5, 2010 and is subject to certain conditions, including the approval of the Canadian securities regulatory authorities, the Toronto Stock Exchange and the NYSE Amex Equities.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation of sale would be unlawful. The securities being offered and sold by the Selling Shareholders have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, except in compliance with the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws or pursuant to an exemption therefrom.

For more information

Bill Cavalluzzo, VP-Investor Relations
Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com

Rubicon Minerals Corporation
Suite 1540-800 West Pender Street
Vancouver BC, Canada
V6C 2V6

The Toronto Stock Exchange and the NYSE Amex Equities have not reviewed and do not accept responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward looking information" within the meaning of applicable Canadian provincial securities legislation (collectively, "forward-looking statements") . Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon Minerals Corporation (the "Company") and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include the possibility that the samples do not reflect the metallurgy of the entire property (known as "sampling error"), market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including that the samples are representative of the metallurgy of the entire property, as well as assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.